                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                    SEC File Number: 0-8483
                                                                    ----------

(Check One):  [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:    March 31, 1999
                ---------------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:_______________________________________________

  Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________
________________________________________________________________________________


PART I.  REGISTRANT INFORMATION

Full Name of Registrant: Ceres Group, Inc.
                        --------------------------------------------------------

Former Name if Applicable:______________________________________________________

                              17800 Royalton Road
--------------------------------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                                Strongsville, OH 44136
--------------------------------------------------------------------------------
                            City, State and Zip Code

PART II.  RULES 12b-25 (b) AND (c)

         If the subject report could not be filed with out unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On February 17, 1999, the Registrant completed the acquisition of Continental General Corporation and its wholly-owned insurance subsidiary, Continental General Insurance Company ("Continental"). Because of the complexities involved in completing the required consolidated financial statements and disclosure which include the initial results related to the acquisition, the Registrant is unable to timely file its Form 10-Q for the period ended March 31, 1999 without unreasonable effort or expense.

PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

           Charles E. Miller, Jr.                   440            572-2400
--------------------------------------------------------------------------------
                 (Name)                         (Area Code)   (Telephone Number)



         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Because of the implementation of the Registrant's business plan since the first quarter of 1998, the sale of common stock by the Registrant in July 1998 and February 1999 and the acquisitions completed since the first quarter of 1998, including Continental, the Registrant anticipates significant changes in results of operations between the first quarter of 1999 and the first quarter of 1998, including (1) an increase in revenues to approximately $78 million from $38 million, (2) an increase in benefits, losses and expenses to approximately $75 million from $40 million and (3) approximately $3 million in net income before taxes compared to a $2 million loss before taxes.


                                Ceres Group, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 17, 1999                     By:    /s/ Charles E. Miller, Jr.
                                           --------------------------------
                                              Charles E. Miller, Jr.
                                              Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).